UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

22nd CENTURY GROUP, INC.
(Exact name of registrant as specified in charter)

Nevada
(State or other Jurisdiction of Incorporation or Organization)

000-54111 (Commission File Number)		98-0468420 (IRS Employer Identification No.)
8201 Main Street, Suite 6 Williamsville, NY 14421 (Address of Principal Executive Offices and zip code)

(716) 270-1523
(Registrant's telephone
number, including area code)

N/A
(Former name or former address, if changed since last report)

February 22, 2011

22nd CENTURY GROUP, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF 22ND CENTURY GROUP, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO 22ND CENTURY GROUP, INC.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of January 25, 2011, of the outstanding shares of common stock, par value $0.00001 per share (the “Common Stock”) of 22nd Century Group, Inc. a Nevada corporation (“the Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Common Stock pursuant to that certain Agreement and Plan of Merger and Reorganization dated as of January 25, 2011 (the “Merger Agreement”) by and among the Company, 22nd Century Limited, LLC, a privately held Delaware limited liability company (“22nd Century”), and 22nd Century Acquisition Subsidiary, a newly formed, wholly-owned Delaware limited liability company subsidiary of Parent (“Acquisition Sub”).

Upon the closing of the transactions contemplated pursuant to the Merger Agreement (the “Merger”), Acquisition Sub was merged with and into 22nd Century, and 22nd Century, as the surviving entity, became a wholly-owned subsidiary of the Company.  In connection with the Merger, the holders of limited liability company membership interest units of 22nd Century (“Units”) and warrants to purchase Units, respectively, were issued an aggregate of 21,434,446 shares of Common Stock and warrants to purchase an aggregate of 8,151,980 shares of Common Stock, respectively, in exchange of the securities of 22nd Century so held.  The Company intends to carry on the business of 22nd Century as its sole line of business.

The Merger Agreement is included as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on February 1, 2011.  The Merger Agreement is the legal document that governs the Merger and the other transactions contemplated pursuant to the Merger Agreement.  The discussion of the Merger Agreement set forth herein is qualified in its entirety by reference to this Exhibit 2.1 filed with the Company’s Current Report on Form 8-K, filed with the SEC on February 1, 2011.

The Merger Agreement provides that the Company’s current sole director and officer, David Rector, will resign as an officer of the Company effective as of the closing of the Merger and will resign as a director of the Company ten (10) days following the date hereof.  Effective as of the closing of the Merger, Joseph Pandolfino was appointed as a director of the Company.  Effective as of the date ten (10) days following the date hereof, the following individuals will be appointed to the Company’s Board of Directors (the “Board”) to serve along with Mr. Pandolfino:

•	Henry Sicignano III
•	Joseph Alexander Dunn, Ph.D.
•	James W. Cornell
•	Steven Katz

Each of these newly-appointed directors of the Company is described in more detail below.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.  No action is required by the stockholders of the Company in connection with this Information Statement.  This Information Statement will be mailed to the Company’s stockholders of record on or about February 18, 2011.

CHANGE IN CONTROL TRANSACTION

On January 25, 2011, the Company consummated the transactions contemplated pursuant to the Merger Agreement.  In connection therewith, 22nd Century became a wholly-owned subsidiary of the Company and the pre-Merger holders of Units were issued an aggregate of 21,434,446 shares of Common Stock and warrants to purchase an aggregate of 8,151,980 shares of Common Stock, respectively, in exchange of the securities of 22nd Century so held.  Following the consummation of the Merger, approximately 80.1% of the issued and outstanding Common Stock was held by pre-Merger holders of Units and 19.9% of the issued and outstanding Common Stock was held by the pre-Merger stockholders of the Company.

Prior to the closing of the Merger, the Company (i) obtained forgiveness of all its outstanding promissory notes in the aggregate principal amount of $162,327, (ii) cancelled the 386,389 shares of Common Stock held by Milestone Enhanced Fund Ltd. and the 10,015,200 shares of Common Stock held by Nanuk Warman, (iii) entered into contractual agreements with certain shareholders of Parent pursuant to which an aggregate of 139,800 shares of Common Stock (the “Contractual Cancellations”), which will be cancelled as soon as practicable following the closing of the Merger (such 139,800 shares of Common Stock being deemed to be no longer issued and outstanding as of January 25, 2011) and (iv) effected a 2.782-for-one forward stock split by way of dividend and subsequent cancellation to ensure that the pre-Merger shareholders of the Company owned an aggregate of 5,325,200 shares of Common Stock immediately prior to the closing of the Merger.

In addition, prior to the closing of the Merger, the Company transferred all of its pre-Merger operating assets and remaining liabilities to Touchstone Split Corp., a Delaware corporation and wholly-owned subsidiary of the Company (the “Split-Off Subsidiary”) pursuant to the terms of that certain Split-Off Agreement dated as of January 25, 2011 by and between the Company, David Rector (the “Buyer”), and the Split-Off Subsidiary (the “Split-Off Agreement”).  Prior to the Merger and pursuant to the terms of the Split-Off Agreement, the Company transferred and sold all of the issued and outstanding shares of capital stock of the Split-Off Subsidiary to Buyer in exchange for $1, such consideration being deemed to be adequate by the Company’s Board.

Prior to the closing of the Merger, the Company adopted an equity incentive plan and reserved 4,250,000 shares of Common Stock for issuance as incentive awards to officers, directors, employees and other qualified persons in the future.

Prior to the closing of the Merger, 22nd Century completed a private placement offering (the “Private Placement Offering”) of 5,434,446 securities (the “PPO Securities”) at the purchase price of $1.00 per PPO Security, each such PPO Security consisting of one (1) Unit and a five year warrant to purchase one half of one (1/2) Unit at an exercise price of $1.50 per whole Unit.

In conjunction with the Private Placement Offering, 22nd Century issued to Rodman & Renshaw, LLC a non-transferrable five-year warrant to purchase 394,755 Units of 22nd Century at an exercise price of $1.50 per Unit and issued to Gottbetter Capital Markets, LLC a non-transferrable five-year warrant to purchase 40,000 Units of 22nd Century at an exercise price of $1.50 per Unit.

At the closing of Merger, the Company issued to Rodman & Renshaw, LLC a non-transferrable five-year warrant to purchase 500,000 shares of Common Stock at an exercise price of $1.50 per share in connection with the provision of financial advisory services to the Company.

At the closing of the Merger, each Unit of 22nd Century issued and outstanding immediately prior to the closing of the Merger was exchanged for one (1) share of Common Stock, and each warrant to purchase Units of 22nd Century was exchanged for one warrant of like tenor and term to purchase shares of Common Stock.  An aggregate of 21,434,446 shares of Common Stock and warrants to purchase an aggregate of 8,151,980 shares of Common Stock were issued to the holders of Units and warrants, respectively, of 22nd Century, and immediately following the closing of the Merger an aggregate of 26,759,646 shares of Common Stock were issued and outstanding and an aggregate of 10,220,000 shares of Common Stock were reserved for issuance pursuant to the exercise of warrants to purchase shares of Common Stock.

Upon the closing of the Merger, the Company’s Board was expanded and reconstituted as set forth herein.

Pursuant to the terms of the Merger Agreement, the Company assumed all of 22nd Century’s obligations, including those related to 22nd Century’s outstanding warrants.

Each of the Company, 22nd Century and Acquisition Sub provided customary representations and warranties, pre-closing covenants and closing conditions in the Merger Agreement.

Following (i) the closing of the Merger, (ii) the closing of the Private Placement Offering for $5,434,446, (iii) the Company’s cancellation of 386,389 shares Common Stock held by Milestone Enhanced Fund Ltd. and 10,015,200 shares of Common Stock held by Nanuk Warman, (iv) consummation of the Split-Off Agreement and the transactions contemplated thereby, and (v) taking into account a 2.782-for-one forward stock split by way of dividend of the shares of Common Stock that took place on November 29, 2010 (with any resulting fractional shares being rounded upward to the nearest whole share) and subsequent cancellation as well as the Contractual Cancellations, there were 26,759,646 shares of Common Stock issued and outstanding.  Approximately 59.8% of such issued and outstanding shares were held by individuals and entities that were holders of Units of 22nd Century prior to consummation of the Private Placement Offering, approximately 20.3% were held by the investors in the Private Placement Offering and approximately 19.9% were held by the pre-Merger stockholders of the Company.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

Pursuant to the Merger Agreement, the Company’s sole director and officer, David Rector, resigned as an officer of the Company effective as of the closing of the Merger and will resign as a director of the Company ten (10) days following the date hereof.  Effective as of the closing of the Merger, Joseph Pandolfino was appointed as a director of the Company.  Effective as of the date ten (10) days following the date hereof, the following individuals will be appointed to the Company’s Board to serve along with Mr. Pandolfino:

•	Henry Sicignano III
•	Joseph Alexander Dunn, Ph.D.
•	James W. Cornell
•	Steven Katz

Additional information concerning Messrs. Sicignano, Cornell, Katz and Dr. Dunn is set forth below.

VOTING SECURITIES

The Company’s Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of January 25, 2011, 26,759,646 shares Common Stock were outstanding.

DIRECTORS AND OFFICERS

Current Directors and Officers

As of the date hereof, the following individual serve as the Company’s directors and officers.

Name	Age	Position
Joseph Pandolfino	42	Chief Executive Officer and Director
Henry Sicignano, III	43	President and Secretary
C. Anthony Rider	59	Chief Financial Officer and Treasurer
David Rector	63	Director

Biographies

Joseph Pandolfino, MBA, Chief Executive Officer and Director

Mr. Pandolfino has served as our Chief Executive Officer and as a Director since the closing of the Merger.  He founded 22nd Century in 1998 and has over 15 years experience in all aspects of the tobacco industry, including 12 years with genetically-engineered tobacco.  Mr. Pandolfino served as President of 22nd Century from its inception until April 7, 2010 and as Chief Executive Officer of 22nd Century since April 7, 2010.  He oversees our operations, strategy and product development.  Mr. Pandolfino holds a Bachelor of Science Degree in Business Administration from Medaille College and a Master of Business Administration Degree from the State University of New York at Buffalo.  Mr. Pandolfino’s significant experience in all aspect of the tobacco industry as well as his experience leading 22nd Century led to our conclusion that he should serve as a Director of our Company.

Henry Sicignano, III, MBA, President and Secretary and Director appointee

Mr. Sicignano has served as our President and Secretary since the closing of the Merger and served as President of 22nd Century since April 7, 2010. From August 2005 to April  2009, Mr. Sicignano served as a General Manager and as the Director of Corporate Marketing for NOCO Energy Corp., a petroleum products company; and from March 2003 to July 2005, as Vice President of Kittinger Furniture Company, Inc., a fine furniture manufacturer. From February 1997 through July 2002, he served as Vice President and Marketing Director of Santa Fe Natural Tobacco Company, a specialty tobacco company, prior to the sale of that company to R.J. Reynolds Tobacco Company in 2002. Mr. Sicignano holds a Bachelors of Arts Degree in Government from Harvard College and a Master of Business Administration Degree from Harvard University.  Mr. Sicignano’s extensive experience in management, including in the tobacco industry, led to our conclusion that he should serve as a director of our Company.

C. Anthony Rider, CPA, Chief Financial Officer and Treasurer

Mr. Rider has served as our Chief Financial Officer and Treasurer since the closing of the Merger and served as the Chief Financial Officer of 22nd Century on a part-time basis since October 1, 2007.  He has also served, since May 2007, as Chief Financial Officer of Locke Acquisition Group LLC, which is unrelated to us.  Mr. Rider served as the Chief Financial Officer of Astronics Corporation, a public company, from July 2000 to March 2004, and as the Chief Financial Officer of IIMAK, a private-equity sponsored international manufacturing company, from October 2005 to March 2007. Mr. Rider holds a Bachelor of Science Degree from Canisius College.  He is a member of the AICPA and the New York State Society of CPAs.  From 1973 to June 2000, Mr. Rider was employed by Ernst & Young, where he specialized in working with entrepreneurial growth companies, and was the partner responsible for developing and administering Ernst & Young’s entrepreneurial services practice for Upstate New York and Western Pennsylvania.

David Rector, Director

Mr. Rector has served as a Director since November 22, 2010.  He served as our Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer from November 22, 2010 until the effective date of the Merger.  Mr. Rector previously served as the Chief Executive Officer, President, Principal Accounting Officer, Secretary, Treasurer and a Director of Universal Gold Mining Corp. from September 30, 2008 through November 17, 2010.  Mr. Rector also previously served as the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of Nevada Gold Holdings, Inc. (formerly known as Nano Holdings International, Inc.) from April 19, 2004 through December  31, 2008.  He has served as the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of Standard Drilling, Inc. since November 2007.  Mr. Rector has served as President, Treasurer, Secretary and a Director of Li3 Energy, Inc. since June 6, 2008, was also the Chief Executive Officer and Chief Financial Officer of the same company from June 6, 2008 until October 19, 2009 and January 13, 2010, respectively.

Mr. Rector also previously served as President, Chief Executive Officer and Chief Operating Officer of Nanoscience from June 2004 to December 2006, when he resigned as an officer and Director of Nanoscience.  Mr. Rector also served as President, Chief Executive Officer, Chief Financial Officer and Treasurer of California Gold Corp. (f/k/a US Uranium, Inc.) from June 15, 2007 to July 11, 2007 and again from August 8, 2007 to November 12, 2007.  Since June 1985, Mr. Rector has been the principal of the David Stephen Group, which provides enterprise consulting services to emerging and developing companies in a variety of industries.  From January 1995 until June 1995, Mr. Rector served as the General Manager of the Consumer Products Division of Bemis-Jason Corporation.  Mr. Rector was employed by Sunset Designs Inc., a manufacturer and marketer of consumer product craft kits from June 1980 until June 1985.  From June 1983 until June 1985, Mr. Rector served as President and General Manager of Sunset, from August 1981 until May 1985, Mr. Rector served as an Administrative and International Director of Sunset, and from June 1980 until August 1981, Mr. Rector served as Group Product Manager for Sunset.  Mr. Rector’s significant experience as a director and officer of publicly traded companies led to our conclusion that he should serve as a Director of our Company.

New Officers and Directors

Effective as of the date ten (10) days following the date hereof, the following individuals will be appointed as directors of the Company.  All directors of the Company hold office until the next annual meeting of stockholders or until their successors have been elected and qualified.

Name	Age	Position
Henry Sicignano, III	43	President, Secretary, and Director
Joseph Alexander Dunn, Ph.D.	57	Director
James W. Cornell	54	Director
Steven Katz	62	Director

Biographies

Joseph Alexander Dunn, Ph.D., Director

Dr. Dunn is currently Associate Dean for Research and Professor of Pharmaceutical Sciences at D’Youville College of Pharmacy in Buffalo, New York and has served in this capacity since April 1, 2010.  Dr. Dunn has also served as Chief Executive Officer of the National Center for Food and Agricultural Policy in Washington, D.C. since November 1, 2009 and as Chief Executive Officer and Director of Research at OmniPharm Research Int. Inc. and affiliated entities, Therex Technologies Inc. and Therex LLC, in Buffalo, New York since January, 1994.  From May 1, 2008, until January 20, 2009, Dr. Dunn served as Deputy Under Secretary and from August 1, 2006, until April 30, 2008 Dr. Dunn served as Senior Scientific Advisor at the United States Department of Agriculture, Research, Education and Economics Mission Area in Washington, D.C.  From December 1, 2006, until April 30, 2008 Dr. Dunn served as Executive Director of the United States Department of Agriculture NAREEE Advisory Board.  From July, 1998 until July 1, 2006, Dr. Dunn served as Research Associate Professor in the Department of Oral Biology, School of Dental Medicine, at the State University of New York at Buffalo.  Since June 1, 2010, Dr. Dunn has served as a member of the Board of Directors of Brothers of Mercy, Inc., a not-for-profit nursing and rehabilitation concern.  Dr. Dunn holds a Bachelors of Science Degree in Medical Chemistry and a Doctor of Philosophy Degree in Pharmacology, both from the State University of New York at Buffalo School of Pharmacy.  Dr. Dunn also served as a Postdoctoral Fellow in the Department of Pharmacology at Harvard Medical School and as a Staff Fellow at the National Institutes of Health, National Cancer Institute Laboratory of Cellular Carcinogenesis and Tumor Promotion.  Dr. Dunn’s extensive scientific and regulatory background led to our conclusion that he should serve as a director of our Company.

James W. Cornell, MBA, Director

Mr. Cornell is currently the President and Chief Executive Officer of Praxiis, LLC, an enterprise that provides support for clients in organizational change, leadership development and transactional advisory services.  He has served in this capacity since October, 1988.  Mr. Cornell is also the current Manager of Larkin Center Management, LLC and has served in this capacity since October 2010.  From September 2006 until September 2010, Mr. Cornell served as Managing Director of New York New Jersey Rail, LLC and now continues to serve as principal business advisor to that firm.  From March 2005 until September 2008, Mr. Cornell served as the Chairman of the Board of Directors of New York Regional Rail Corp.  From April 2006, until February 2007, Mr. Cornell served as Chief Restructuring Officer of Regus Industries, a waste management firm and from January 2001 until November 2004, he served as Special Advisor to Pinkerton Government Services, Inc. and Securitas Nuclear and Government Services Unit, security services providers to the energy industry and government.  Mr. Cornell holds a Bachelors of Science Degree in Business, Management, and Economics and a Masters of Business Administration Degree, both from the State University of New York, Empire College.  Mr. Cornell’s extensive business management, strategy, and leadership experience led to our conclusion that he should serve as a director of our Company.

Steven Katz, Director

Mr. Katz is currently the President of Steven Katz & Associates, Inc., a management consulting firm and has served in this capacity since January 1981.  From April 2000 until March 9, 2007, Mr. Katz served on the Board of Directors, and as a member of the audit and compensation committees thereof, of Biophan Technologies.  From November 1999 until May 13, 2010, Mr. Katz served on the Board of Directors, and as a member of the audit and compensation committees thereof, of USA Technologies.  From July 2004 until July 20, 2007, Mr. Katz served on the Board of Directors, and as a member of the audit and compensation committees thereof, of Natural Nano.  From February 2005 until March 1, 2010, Mr. Katz served on the Board of Directors, and as a member of the audit and compensation committees thereof, of Health Systems Solutions.  From November 2006 until September 13, 2008, Mr. Katz served as Chairman of the Board of Directors and President of GammaCan International Inc., from September 2003 until May 4, 2006, he served on the Board of Directors of Nanoscience Technologies, and from October 2004 until April 26, 2006, he served on the Board of Directors of Vivid Learning Systems.  From January 2000 until October 2001, Mr. Katz also served as a member of the Board of Directors, President, and Chief Operating Officer of Senesco Technologies, Inc., a company engaged in the identification and development of proprietary gene technology with application to human, animal and plant systems.  Mr. Katz holds a Bachelors of Arts Degree in Accounting from the City College of New York.  Mr. Katz’s extensive experience in management consulting as well as his significant services on the boards of numerous public and private companies led to our conclusion that he should serve as a director of our Company.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joseph Pandolfino, Chief Executive Officer	2010	150,000	0	-	-	-	-	-	150,000
	2009	150,000	0	-	-	-	-	-	150,000
	2008	150,000	0	-	-	-	-	-	150,000
Henry Sicignano III, President	2010	85,000	0	-	-	-	-	-	85,000
	2009	-	-	-	-	-	-	-	0
	2008	-	-	-	-	-	-	-	0
Michael R. Moynihan, Vice President of R&D of 22nd Century Limited, LLC	2010	114,019	0	-	-	-	-	-	114,019
	2009	92,000	0	258,660	-	-	-	-	350,660
	2008	80,000	0	-	-	-	-	-	80,000

Director Compensation

The Company does not currently have a set compensation package for members of our Board for acting as such, but we expect to establish these arrangements in the near future.

Outstanding Equity Awards at Fiscal-Year End

There were no outstanding equity awards at the end of the Company’s last fiscal year.

Employment Agreements

Upon the closing of the Merger, we entered into employment agreements with each of Joseph Pandolfino, Henry Sicignano III, and C. Anthony Rider.  These employment agreements were included as Exhibit 10.15, Exhibit 10.16, and Exhibit 10.17, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011 and are incorporated herein by reference.

CORPORATE GOVERNANCE

Director Independence

Messrs. Cornell and Katz as well as Dr. Dunn qualify as “independent” directors under the applicable definition of the Nasdaq Global Market (“Nasdaq”) listing standards, so that a majority of the Company’s Board are “independent.” Although the Company’s securities are not currently traded on the Nasdaq or any other exchange, which would require that the Company’s Board include a majority of directors that are “independent,” the Company’s management has elected to do so anyhow as part of its corporate governance policies.

Board Meetings and Committees; Annual Meeting Attendance

The Board held no formal meetings during the last two (2) fiscal years.  All proceedings of the Board were conducted by unanimous written consent.  The Company currently has no formal policy regarding directors’ attendance at annual meetings of stockholders.  The Company held no annual or special meetings of stockholders during the last fiscal year ended September 30, 2010.

As of the date of this Information Statement, the Company’s Board has not appointed an audit committee, nominating committee or compensation committee.  Due to the lack of any independent members on the Board prior to the date ten (10) days following the date hereof, the Company determined that the functions ordinarily handled by such committees should be handled by the entire Board.  Following the date ten (10) days following the date hereof, the newly-constituted Board intends, however, to review the Company’s governance structure and institute Board committees and charters as necessary and advisable in the future, to facilitate the management of the Company’s business.

Nominating Committee

At the present time, the Company does not have a nominating committee. The Company intends to adopt a nominating committee in the future.

As of the date of this Information Statement, the Company does not have any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors.  The Company does not currently have any specific or minimum criteria for the election of nominees to the Board, and does not have any specific process or procedure for evaluating such nominees.  The current Board assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

Audit Committee

As of the date of this Information Statement, the role of audit committee is performed by the Board.

In this capacity, the Board is responsible for: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (iii) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (iv) engaging outside advisors; and (v) funding for the outside auditors and any outside advisors engaged by the Board.

The Company has determined that James W. Cornell qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

From inception to present date, the Company believes that the members the Board are collectively capable of analyzing and evaluating the Company’s financial statements and understanding internal controls and procedures for financial reporting.

Compensation Committee

The Company has determined that the functions ordinarily handled by such a committee should be handled by the entire Board.

Compensation Committee Interlocks and Insider Participation

Messers. Pandolfino and Rector both held positions as executive officers of the Company and Mr. Rector participated in deliberations regarding compensation of executive officers.

Stockholder Communications

As of the date of this Information Statement, the Company does not have a defined process for security holders to send communications to the Board.  Security holders that wish to communicate with the Board are encouraged to contact the Company at its principal executive offices by letter or telephone.

Board Role in Risk Oversight

Our management is responsible for risk management on a day-to-day basis. Our Board oversees the risk management activities of management directly by discussing with management the policies and practices utilized by management in assessing and managing risks and providing input on those policies and practices. In general, our Board oversees risk management activities relating to business strategy, acquisitions, capital allocation, legal and regulatory risk, operational risks, financial risks, risks relating to our compensation policies and practices, and risks relating to Board composition and function.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the beneficial ownership of our Common Stock by (i) each person who, to our knowledge, owns more than 5% of our Common Stock, (ii) each of our current and to-be-appointed directors and executive officers, and (iii) all of our current and to-be-appointed executive officers and directors as a group. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o 22nd Century Group, Inc., 8201 Main Street, Suite 6, Williamsville, NY 14221. Shares of our Common Stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of January 25, 2011, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Management and Directors
Joseph Pandolfino (2)	6,010,396	21.3%
Henry Sicignano, III (3)	3,634,927	13.2%
Michael R. Moynihan, Ph.D. (4)	1,017,645	3.8%
C. Anthony Rider (5)	243,473	*
Joseph Alexander Dunn, Ph.D.	0	*
James W. Cornell	0	*
Steven Katz	0	*
David Rector	0	*

All directors and executive officers as a group (8 persons) (2)-(5)	10,906,441	37.1%

Other 5% Owners
Clearwater Partners, LLC (6)	5,144,279	18.4%
Angelo J. Tomasello (7)	4,193,881	15.1%
Henry Sicignano III Group, LLC (8)	3,342,760	12.1%

* Less than 1%

(1)
Based on 26,759,646 shares of Common Stock issued and outstanding, plus Common Stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of January 25, 2011, held by the beneficial owner to whom the disclosure pertains.

(2)           Includes 1,441,761 share of Common Stock issuable upon exercise of warrants.

(3)
Consists of 222,603 shares of Common Stock held by Mr. Sicignano, 2,543,347 shares of Common Stock held by Henry Sicignano III Group, LLC, 69,564 shares of Common Stock issuable to Mr. Sicignano upon exercise of warrants, and 800,413 shares of Common Stock issuable to Henry Sicignano III Group, LLC upon exercise of warrants.

(4)	Includes 243,711 share of Common Stock issuable upon exercise of warrants. Mr. Moynihan is Vice-President, Research and Development of 22nd Century Limited, LLC.

(5)           Includes 57,970 share of Common Stock issuable upon exercise of warrants.

(6)	Includes 1,238,763 share of Common Stock issuable upon exercise of warrants. The address of Clearwater Partners, LLC is 34 Sunburst Circle, East Amherst, New York 14051.

(7)	Includes 1,044,972 share of Common Stock issuable upon exercise of warrants. The address of Mr. Tomasello is 4720 Spaulding Drive, Clarence, New York 14031.

(8)           Includes 800,413 share of Common Stock issuable upon exercise of warrants.

LEGAL PROCEEDINGS

The Company is not currently a party to any material legal proceedings and is not aware of any proceeding threatened or contemplated against the Company by any governmental authority or other party.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Immediately prior to the closing of the Merger, pursuant to the terms of the Split-Off Agreement, we transferred all of our pre-Merger operating assets and liabilities to Split-Off Subsidiary.  We then transferred all of the outstanding capital stock of Split-Off Subsidiary to David Rector, our sole director and executive officer prior to the Merger, in exchange for $1, such consideration being deemed to be adequate by our Board prior to the Merger.  Prior to the closing of the Merger, we paid Mr. Rector $1,500 in consideration for his service as our sole director and executive officer.

Prior to the closing of the Merger, we utilized office space located at 11923 SW 37 Terrace, Miami, Florida 33175 that was provided to us on a rent-free basis by Nanuk Warman, our former director and executive officer.  Also, prior to the closing of the merger, we cancelled 10,015,200 shares of our Common Stock held by Mr. Warman and entered into a mutual release agreement with Mr. Waraman regarding such cancellation.  In each of fiscal years 2009 and 2010, we paid Mr. Warman aggregate compensation of $8,000 in consideration for his service as our sole director and executive officer during those periods.  We also paid Mr. Warman aggregate of $1,500 in consideration for his accounting services in preparation of our most recent Form 10-K and Form 10-Q.

We have had numerous transactions with Alternative Cigarettes, Inc. (“AC”).  AC is 95% owned by three holders of our Common Stock, including Joseph Pandolfino, our Chief Executive Officer, and Angelo Tomasello, who currently owns approximately 11.8% of our issued and outstanding Common Stock.  We share office space and employee services with AC and AC reimburses us from time to time for the value of these activities.  AC paid us $32,387 during fiscal year 2009 and $57,667 during fiscal year 2008 for these services.  AC has also advanced funds to us from time to time.  Since January 1, 2009, the largest net amount due from us to AC was approximately $127,000.  No interest has been accrued or paid on these amounts due to AC and there are no repayment terms between the parties.

In January 2008, we issued convertible promissory notes due and payable on January 15, 2011 to Messrs. Pandolfino and Tomasello in the principal amounts of $77,435 and $100,315, respectively, with 7% interest per annum accruing thereon.  In December 2009, Mr. Pandolfino converted the principal balance and accrued interest under his note ($88,172) into 151,760 shares of our Common Stock.  In May 2010, Mr. Tomasello agreed to amend his note to eliminate his right to convert the balance into shares of our Common Stock, and in January 2011, Mr. Tomasello’s note together with all accrued interest thereon was paid in full.

In November 2008, we issued a promissory note due and payable on November 11, 2010 to Mr. Tomasello in the principal amount of $325,000 with 10% interest per annum accruing thereon and a warrant to purchase 371,006 shares of our Common Stock, which have since been exercised at a price of $.0001 per share. The note is guaranteed by Virgil Properties, LLC, which is jointly owned by Messrs. Pandolfino and Tomasello.  Effective December 1, 2010 the $325,000 promissory note was amended to extend the maturity date until January 10, 2011 and to increase the interest rate to 15% during this extension period.  On January 25, 2011, Mr. Tomasello converted the principal amount of this promissory note into 325,000 shares of Common Stock through an investment in the Private Placement Offering and Mr. Tomasello was paid cash in the amount of $79,401.06 in January 2011, which represents the accrued interest on the original $325,000 promissory.  Mr. Tomasello has also made funds available to us in the form of cash advances. The largest net amount outstanding since January 1, 2009 was approximately $166,000.  No interest was accrued or paid on such advances and there were no repayment terms between the parties.  In December 2009, Mr. Tomasello was issued 504,553 shares of our Common Stock in lieu of repayment of $135,996 of such advances, and we issued him a promissory note that was exchanged for 204,639 shares of our Common Stock in June 2010.

Mr. Pandolfino has made funds available to us in the form of cash advances and deferred guaranteed payments due to him by us as consideration for his services as our Chief Executive Officer.  The largest net amount of such advances and deferred guaranteed payments outstanding since January 1, 2009 was approximately $137,000.  No interest was accrued or paid on such advances or deferrals and there are no repayment terms between the parties.  In December 2009, Mr. Pandolfino was issued 504,553 shares of our Common Stock in lieu of repayment of $135,996 of such advances.  During the period between January 1 and October 5, 2010, we issued Mr. Pandolfino 455,331 shares of our Common Stock in lieu of $103,573 due and payable to him for his services.  On October 5, 2010, we issued Mr. Pandolfino a promissory note, which was assigned to Mr. Sicignano, due and payable on January 31, 2011 in the principal amount of $58,873 with 15% interest per annum accruing thereon.  In January 2011, we made payment in full to Mr. Sicignano on this assigned note together with all accrued interest thereon.

In September 2010, Henry Sicignano III, our President, loaned us $35,000, which amount is due and payable in November 2010 with 15% interest per annum accruing thereon.  On December 16, 2010, Mr. Sicignano agreed to extend the maturity date of this loan until January 25, 2011.  On December 28, 2010 we issued a promissory note to Mr. Sicignano due and payable on January 15, 2011 in the principal amount of $100,000 with 15% interest per annum accruing thereon.  From time to time, Mr. Sicignano deferred guaranteed payments due to him by us as consideration for his services as our President with the largest net amount of such deferred guaranteed payments outstanding since January 1, 2009 being $85,000.  On January 28, 2011 we made payment in full to Mr. Sicignano of all deferred guaranteed payments and all principal and accrued interest on all promissory notes then outstanding.  Mr. Sicignano is also the managing member of Henry Sicignano III Group, LLC (“Sicignano Group”).  On October 5, 2010, Sicignano Group purchased 112,396 shares of our Common Stock for $30,295 and, in a simultaneous related transaction, made a loan to the Company in the principal amount of $30,295 with 15% interest per annum accruing thereon for which we issued Sicignano Group a promissory note due and payable on January 31, 2011.  On January 25, 2011, Sicignano Group converted the principal amount of this promissory and the accrued interest thereon into 31,626 shares of Common Stock through an investment in the Private Placement Offering.

Michael R. Moynihan, Ph.D., Vice President of Research and Development of 22nd Century Limited, LLC, has deferred guaranteed payments due and payable to him as consideration for his services to us. The largest net balance of such amounts outstanding since January 1, 2009 was approximately $79,000. No interest was accrued or paid on such amounts owed and there were no repayment terms between the parties.  In December 2009, Dr. Moynihan was issued 74,201 shares of our Common Stock  and 4 membership interests in our subsidiary (100 units outstanding), Goodrich Tobacco Company, LLC (f/k/a Xodus, LLC), in lieu of $54,000 of such amount due and payable to him.  During the period between January 1 and October 5, 2010, we issued Dr. Moynihan 109,584 shares of our Common Stock in lieu of $23,538 of such amount due and payable to him for his services.

On September 15 and October 15, 2009, we issued promissory notes payable to Clearwater Partners, LLC (“Clearwater”) in the amounts of $15,000 and $10,000, respectively.  In conjunction with the $15,000 promissory note, a warrant to purchase 185,503 shares of Common Stock at a price per share of less than $.0001 was issued to Clearwater, and in conjunction with the $10,000 note, a warrant to purchase 92,751 shares of Common Stock at a price per share of less than $.0001 was issued to Clearwater.  The promissory notes bear interest at a rate of 10%.  These promissory notes had original maturity dates September 15, 2010 and October 15, 2010, respectively.  On May 27, 2010, the maturity dates of both promissory notes were extended to January 31, 2012.

On March 1, 2010, we issued a four-year warrant to purchase 1,706,626 shares of our Common Stock to Clearwater that was exercised in full on May 27, 2010 at a price per share of $0.0001. On May 27, 2010, we further issued to Clearwater a four-year warrant to purchase 1,409,821 shares of our Common Stock, which was immediately exercised in full at a price per share of $0.0001, and we issued to Clearwater a promissory note due and payable on January 31, 2012 in the principal amount of $45,000 with 10% interest per annum accruing thereto. These warrants and this promissory note were issued to Clearwater in lieu of repayment of $450,000 principal and accrued interest thereon of funds previously advanced by Clearwater.  On October 5, 2010, Clearwater purchased 176,358 shares of our Common Stock for $47,535 and, in a simultaneous related transaction, made a loan to the Company in the principal amount of $47,535 with 15% interest per annum accruing thereon for which we issued Clearwater a promissory note due and payable on January 31, 2011.  On January 25, 2011, Clearwater converted the principal amount of this $47,535 promissory note and the accrued interest thereon, and the principal amount of the $45,000 promissory note and the accrued interest thereon, due and payable on January 31, 2012, into 97,544 shares of Common Stock through an investment in the Private Placement Offering.

Upon the closing of the Merger, we entered into employment agreements with each of Joseph Pandolfino, Henry Sicignano III, and C. Anthony Rider.  These employment agreements were included as Exhibit 10.15, Exhibit 10.16, and Exhibit 10.17, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011 and are incorporated herein by reference.

Policies and Procedures for Related Party Transactions

We do not currently have a formal written policy or procedure for the review and approval of related party transactions.  However, effective as of the date ten (10) days following the date hereof, all future related party transactions will be reviewed and approved by a disinterested majority our Board.

Our Board intends to adopt a written related person transaction policy, which sets forth the policies and procedures for the review and approval or ratification of related person transactions.  This policy will be administered by our Board and covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $50,000 and a related person had or will have a direct or indirect material interest.  While the policy covers related party transactions in which the amount involved exceeds $50,000, the policy states that related party transactions in which the amount involved exceeds $120,000 are required to be disclosed in applicable filings as required by the Securities Act of 1933, as amended (the “Securities Act”) Exchange Act and related rules.  Our Board set the $50,000 threshold for approval of related party transactions in the policy at an amount lower than that which is required to be disclosed under the Securities Act, Exchange Act and related rules because we believe it is appropriate for our Board to review transactions or potential transactions in which the amount involved exceeds $50,000, as opposed to $120,000.

Pursuant to this policy, our Board will (i) review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, and (ii) take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics.  Management will present to our Board each proposed related party transaction, including all relevant facts and circumstances relating thereto, and will update the Board as to any material changes to any related party transaction.  All related party transactions may only be consummated if our Board has approved or ratified such transaction in accordance with the guidelines set forth in the policy.  Certain types of transactions have been pre-approved by our Board under the policy.  These pre-approved transactions include: (i) certain compensation arrangements; (ii) transactions in the ordinary course of business where the related party’s interest arises only (a) from his or her position as a director of another entity that is party to the transaction, and/or (b) from an equity interest of less than 5% in another entity that is party to the transaction, or (c) from a limited partnership interest of less than 5%, subject to certain limitations; and (iii) transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of equity securities in our company where all holders of such class of equity securities will receive the same benefit on a pro rata basis. No director may participate in the approval of a related party transaction for which he or she is a related party.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors, executive officers, and stockholders holding more than 10% of its outstanding common stock, to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of its common stock.  Executive officers, directors and greater-than-10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.  The Company does not have any information to report in this regard.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

22nd CENTURY GROUP, INC.
(Registrant)

By: /s/ Henry Sicignano III
Name: Henry Sicignano III Title: President

Dated:           February 22, 2011